SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Cysive, Inc., a Delaware corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

23281T108

(CUSIP Number)

Joseph W. Conroy
Adam Salassi
Cooley Godward LLP
One Freedom Square, Reston Town Center
11951 Freedom Drive
Reston, VA 20190-5656
(703) 456-8000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 14, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on the following pages)

Page 1 of 15 Pages

CUSIP No. 23281T108	13D	Page 2 of 15 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Snowbird Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]

(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7	SOLE VOTING POWER

SHARES		0

BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		10,020,600

EACH	9	SOLE DISPOSITIVE POWER

REPORTING		0

PERSON	10	SHARED DISPOSITIVE POWER

WITH		10,020,600

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,945,600*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40.4%

14	TYPE OF REPORTING PERSON

CO

* Includes certain shares beneficially owned by Nelson A. Carbonell, Jr., who, along with Snowbird Holdings, constitute a “group” within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended. Such shares are described in greater detail below.

CUSIP No. 23281T108	13D	Page 3 of 15 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Nelson A. Carbonell, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]

(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF	7	SOLE VOTING POWER

SHARES		2,925,000

BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		10,020,600

EACH	9	SOLE DISPOSITIVE POWER

REPORTING		2,925,000

PERSON	10	SHARED DISPOSITIVE POWER

WITH		10,020,600

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,945,600

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40.4%

14	TYPE OF REPORTING PERSON

IN

CUSIP No. 23281T108	13D	Page 4 of 15 Pages

ITEM 1. SECURITY AND ISSUER

     The name of the issuer is Cysive, Inc., a Delaware corporation (“Cysive”), which has its principal executive offices at 10780 Parkridge Boulevard, Reston, Virginia 20190. This statement relates to Cysive’s Common Stock, par value $0.01 per share (“Common Stock”).

ITEM 2. IDENTITY AND BACKGROUND

     (a) Name of Reporting Persons:

     The names of the filing persons are Snowbird Holdings, Inc., a Delaware corporation (“Snowbird”) and Nelson A. Carbonell, Jr. (“Mr. Carbonell” and, collectively with Snowbird, the “Reporting Persons”).

     (b) Business Address of Reporting Persons:

     The business address of Mr. Carbonell is 10780 Parkridge Boulevard, Reston, Virginia 20190. The business address of Snowbird is Cooley Godward LLP c/o Adam Salassi, Esq., One Freedom Square, 11951 Freedom Drive, 15th Floor, Reston, Virginia 20190-5656.

     (c) Present principal occupation of Reporting Persons:

     Mr. Carbonell is the Chairman, President and Chief Executive Officer of Cysive. Snowbird is a newly formed Delaware corporation organized in connection with the proposed acquisition of Cysive by Mr. Carbonell. Snowbird is wholly owned and controlled by Mr. Carbonell. Until immediately prior to the merger, it is not anticipated that Snowbird will have any significant assets or liabilities or engage in activities other than those incident to its formation, capitalization, the formation and capitalization of its wholly owned subsidiary, Snowbird Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and the transactions contemplated by the Agreement and Plan of Merger, dated as of May 30, 2003 and as amended on September 14, 2003, by and among Cysive, Snowbird and Merger Sub (the “Merger Agreement”).

     (d) Criminal Proceedings:

     During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Civil Proceedings:

     During the last five years, none of the Reporting Persons was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Mr. Carbonell acquired the 10,020,600 shares of Cysive’s Common Stock that are the subject of this Schedule 13D through his own personal funds. He acquired all of these shares prior to the time of Cysive’s initial public offering and has held them continuously until his contribution of such shares to Snowbird. On September 14, 2003, Mr. Carbonell contributed these shares to Snowbird in connection with the capitalization of Snowbird, which contribution was a condition of the amendment to the Merger Agreement.

     Mr. Carbonell received options to purchase 2,925,000 shares of Cysive’s Common Stock in return for services rendered to Cysive.

ITEM 4. PURPOSE OF TRANSACTION

CUSIP No. 23281T108	13D	Page 5 of 15 Pages

     The contribution of shares of Cysive’s Common Stock by Mr. Carbonell to Snowbird reported on this Schedule 13D occurred on September 14, 2003. This contribution was effected as a condition of the execution of an amendment to the Merger Agreement. Pursuant to the terms and conditions of the Merger Agreement, as amended on September 14, 2003, Mr. Carbonell would acquire, through his ownership of Snowbird, all outstanding shares of Cysive’s Common Stock that he doesn’t already own. This acquisition is anticipated to be effected through the merger of Merger Sub with and into Cysive, with Cysive surviving the merger as a wholly owned subsidiary of Snowbird.

     Mr. Carbonell is proposing to acquire Cysive because he believes that it is best for Cysive to operate as a privately held entity. Without the constraint of the public market’s emphasis on quarterly earnings, especially quarterly earnings growth, and its reaction to public events, Cysive will have greater operating flexibility to focus on enhancing long-term value by emphasizing growth and the flexibility to operate strategically. Mr. Carbonell also believes that an emphasis on long-term growth rather than short-term earnings could eventually result in greater business and capital market opportunities than would be available to Cysive if it remained publicly held. In addition, Mr. Carbonell believes that as a privately held entity, Cysive will be able to make decisions that may negatively affect quarterly results but that may increase the value of Cysive’s assets or earnings over the long-term. Further, the general level of confidence (or lack thereof) in the stock markets will no longer affect the price of Cysive’s Common Stock.

     Additionally, following the merger, at such time as Cysive is no longer subject to the reporting requirements of the Exchange Act, Cysive will be able to eliminate the time devoted by its management and some of its other employees to matters that relate exclusively to Cysive being a publicly held company. “Going private” will also reduce certain costs which relate to being a public company, including legal costs, insurance costs, the costs of certain accounting and auditing activities and internal controls, the cost of annual meetings, the cost of preparing, printing and mailing corporate reports and proxy statements, the expense of a transfer agent and the cost of investor relations activities.

     As a result of the merger, the entire equity interest in Cysive will be indirectly owned by Mr. Carbonell through Snowbird. If the merger is consummated, stockholders other than Mr. Carbonell and Snowbird will no longer have an equity interest in Cysive, will not participate in future earnings growth, if any, of Cysive and instead will have only the right to receive cash consideration pursuant to the Merger Agreement. Similarly, after selling their shares in the merger, Cysive stockholders will not bear the risk of any increase in the losses or decline in the stock price of Cysive. If the merger is consummated, Mr. Carbonell and Snowbird will have a 100% interest in Cysive’s net book value, profits and losses and tax attributes after the merger (the use of such tax attributes may be subject to certain limitations).

     If the merger is consummated, all Cysive stockholders (other than Snowbird and Cysive stockholders who do not vote in favor of the merger and who properly exercise their appraisal rights under Delaware law) will receive $3.23 per share in cash. Except for options that are not exercised prior to the effective time of the merger, which will be assumed, the merger will terminate all equity interests of Cysive stockholders (other than Mr. Carbonell and Snowbird). The merger will provide a source of liquidity not otherwise available on the time frame proposed in the Merger Agreement, and will eliminate the stockholders’ exposure to fluctuations in market value of the shares. In addition, it will allow Cysive stockholders to pursue other investment alternatives.

     As a result of the merger, Cysive will be a privately held corporation and there will be no public market for Cysive common stock. Cysive common stock will cease to be traded on the Nasdaq Stock Market or any other securities market. In addition, registration of Cysive common stock under the Exchange Act will be terminated and Cysive will cease filing periodic and annual reports with the SEC. This termination will make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16 and the requirement of furnishing a proxy or information statement in connection with stockholders’ meetings, no longer applicable to Cysive.

     Assuming consummation of the merger, Mr. Carbonell and Snowbird intend generally to operate Cysive consistent with past practices. Mr. Carbonell expects to conduct a thorough review of Cysive and its business practices with a view towards determining the best way to redirect Cysive’s operations to improve its long-term prospects. It is expected that Cysive will be restructured and that certain expenses will be reduced.

CUSIP No. 23281T108	13D	Page 6 of 15 Pages

     The Merger Agreement provides that upon consummation of the merger, the officers and directors of Cysive will become the officers and directors of the surviving corporation. It is presently expected that certain members of Cysive’s senior management will continue in their positions after the merger and that the directors of Cysive (other than Mr. Carbonell) will resign shortly following the effective time of the merger. While Mr. Carbonell and Snowbird will retain the ability to modify employee compensation, no decisions have yet been made regarding the terms of employment of personnel who remain with Cysive following the merger and no additional or improved benefits to any Cysive employees have been agreed to or promised in connection with the merger with the exception of John Lund, Cysive’s chief financial officer, as described below.

     Mr. Lund has reached an agreement with Cysive that, following the effectiveness of the merger, Mr. Lund will continue in his current role of chief financial officer of Cysive through January 1, 2004. During this time, Mr. Lund will continue to receive his current salary and benefits. On January 1, 2004, Mr. Lund’s employment with Cysive will be terminated and Mr. Lund will be entitled to receive, as severance, payments equal to his current salary and health plan benefits through January 1, 2005. Additionally, Mr. Lund will be required to make himself available for consulting services for which Mr. Lund will be paid an hourly rate of $82.81. Finally, If Mr. Lund is rehired by the Cysive during 2004, he will be entitled to receive a signing bonus of $80,000. If he is not rehired during 2004 and he is not employed full time with another employer, he will receive a bonus of $80,000 on January 14, 2005. Mr. Lund is not expected to continue in the capacity of director of either Snowbird or Cysive following the effectiveness of the merger.

     Following the consummation of the merger, Cysive’s shares will be delisted from the Nasdaq Stock Market and Cysive will terminate its registration, and cease reporting, under the Exchange Act. Assuming that conditions prevailing in the software industry from time to time allow, and subject to the financial condition and prospects of Cysive, Mr. Carbonell and Snowbird may take one or more actions, including without limitation the following:

•	conduct a public or private financing depending on market conditions;

•	seek to acquire other companies in the same or related industries;

•	market Cysive for sale; or

•	redeem shares of stock or pay dividends to Mr. Carbonell.

     Except as described in this Schedule 13D, Mr. Carbonell and Snowbird have do not have any present plans, or know of any proposals, that would result in any extraordinary transaction, such as a merger, reorganization or liquidation involving Cysive; any purchase, sale or transfer of a material amount of assets of Cysive; any material change in the present dividend rate or policy or indebtedness or capitalization of Cysive; any other material change in Cysive’s corporate structure or business; the acquisition by any person of additional securities of Cysive; the disposition of any securities of Cysive; any changes in Cysive’s charter, bylaws or other governing instruments; or any other actions that could impede a change in control of Cysive.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) Number and Percentage of Securities:

     Mr. Carbonell is the beneficial owner of 12,945,600 shares of Cysive’s Common Stock (which total includes the right to acquire 2,925,500 shares of Cysive’s Common Stock upon the exercise of outstanding, fully-vested options and 10,020,600 shares of Cysive’s Common Stock held by Snowbird and described below). Mr. Carbonell’s holdings represent approximately 40.4% of the shares of Cysive’s Common Stock as of the date of filing of this Schedule 13D.

     Snowbird is the owner of 10,020,600 shares of Cysive’s Common Stock (which are included in the shares beneficially owned by Mr. Carbonell as described above), representing 34.4% of the shares of Cysive’s Common Stock as of the date of filing of this Schedule 13D.

CUSIP No. 23281T108	13D	Page 7 of 15 Pages

     Mr. Carbonell and Snowbird are members of a “group” within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended, and accordingly each may be deemed to be the beneficial owner of shares beneficially owned by the other. Therefore, each of Mr. Carbonell and Snowbird may be deemed to be the beneficial owner of 12,945,600 shares, representing approximately 40.4% of the shares of Cysive’s Common Stock as of the date of filing of this Schedule 13D.

     (b) Voting and Dispositive Power:

     Mr. Carbonell and Snowbird share the power to vote and dispose of the 10,020,600 shares of Cysive’s Common Stock held by Snowbird. Mr. Carbonell has the sole power to vote and dispose of 2,925,500 shares that he has the right to acquire upon the exercise of outstanding, fully-vested options. Snowbird does not have the sole power to vote or dispose of any shares of Cysive’s Common Stock.

     (c) Transactions in the Class of Securities:

     Neither of the Reporting Persons have effected any transactions in Cysive’s Common Stock in the past sixty (60) days, other than the contribution by Mr. Carbonell to Snowbird of 10,020,600 shares of Cysive’s Common Stock reported on this Schedule 13D, which contribution was effected on September 14, 2003.

     (d) Other Persons with the Right to Direct Dividends or Proceeds:

     None.

     (e) Date on which Reporting Person Ceased to be Beneficial Owner of More than 5%:

     Not applicable.
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Merger Agreement

     The following is a summary of certain provisions of the Merger Agreement, as amended. The summary is qualified in its entirety by reference to the complete text of the Merger Agreement and the amendment to the Merger Agreement, each of which is filed as an exhibit to this Schedule 13D.

Representations and Warranties

     Cysive has made customary representations and warranties with respect to, among other things, (i) the capital stock, options and other rights to acquire securities of Cysive, (ii) Cysive’s filings with the SEC, as well as its financial statements contained therein, (iii) Cysive’s intellectual property rights, (iv) Cysive’s assets, liabilities and compliance with applicable laws, (iv) corporate power and authorization, including the approval and recommendation of Cysive’s board of directors, (v) the applicability of the Delaware anti-takeover law, (vi) non-contravention of certain laws, agreements and Cysive’s charter documents, (vii) the absence of any materially adverse changes and (viii) the opinion of Broadview that the per share merger consideration is fair, from a financial point of view, to unaffiliated Cysive stockholders.

     Each of Snowbird and Merger Sub has made customary representations and warranties with respect to, among other things, (i) corporate existence, power and authorization, (ii) non-contravention of certain laws, agreements or the charter documents of Snowbird or Merger Sub, (iii) the accuracy of information supplied by Snowbird and Merger Sub to the SEC in connection with the merger, (iv) financing commitments and arrangements to fund the merger and (v) Snowbird’s ownership of shares of Cysive Common Stock.

Conditions to the Merger

CUSIP No. 23281T108	13D	Page 8 of 15 Pages

     The obligation of Snowbird and Merger Sub to effect the merger is subject to the satisfaction or valid waiver of the following conditions:

•	the material accuracy of Cysive’s representations and warranties contained in the Merger Agreement and the performance, in all material respects, of all agreements that are required to be performed by Cysive;

•	the adoption of the Merger Agreement by the holders of a majority of the outstanding shares of Cysive Common Stock;

•	the receipt of all material consents in connection with the merger, including, among others, the termination or expiration of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976;

•	the absence of the occurrence of a material adverse effect since the execution of the Merger Agreement;

•	the absence of any injunction or order of any court or other governmental entity prohibiting the merger;

•	the absence of any legal requirement that makes consummation of the merger illegal;

•	the absence of any legal proceeding in which there is a reasonable possibility of an outcome that would be materially adverse to Snowbird (i) challenging or seeking to restrain or prohibit the merger, (ii) relating to the merger and seeking to obtain from Snowbird or Cysive damages or other material relief, (iii) seeking to prohibit or limit in any material respect Snowbird’s ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to its shares of Cysive Common Stock, (iv) that would materially and adversely affect the right of Snowbird or Cysive to own the assets or operate the business of Cysive or (v) seeking to compel Cysive, Snowbird or any subsidiary of Snowbird to dispose of or hold separate any material assets; and

•	the delivery by Cysive to the Internal Revenue Service of a notification that Cysive was not, at any time during the five year period ending the closing date of the Merger Agreement, a U.S. real property holding corporation.

     The obligation of Cysive to effect the merger is subject to the satisfaction or valid waiver of the following conditions:

•	the material accuracy of Snowbird’s and Merger Sub’s representations and warranties contained in the Merger Agreement and the performance, in all material respects, of all agreements that are required to be performed by them;

•	the adoption of the Merger Agreement by the holders of a majority of the outstanding shares of Cysive Common Stock;

•	the absence of any injunction or order of any court or other governmental entity prohibiting the merger;

•	the absence of any legal requirement that makes consummation of the merger illegal; and

•	the receipt of all material consents to the merger, including, among others, the termination or expiration of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

Amendments

     The Merger Agreement may be amended with the approval of the respective boards of directors of Cysive and Snowbird at any time, provided that the special committee has approved the amendment. After adoption of the Merger Agreement by Cysive stockholders, any amendment to the Merger Agreement that would require the further approval of Cysive stockholders will not be effective unless approved by Cysive stockholders.

CUSIP No. 23281T108	13D	Page 9 of 15 Pages

Stock Options

     At the effective time of the merger, each Cysive stock option outstanding and unexercised immediately prior to the effective time of the merger will become an option to purchase Snowbird common stock, adjusted accordingly for any stock split, stock dividend, reverse stock split, recapitalization or other similar transaction subsequent to the effective time of the merger. Snowbird may, at its election, cause such outstanding Cysive stock options to be replaced by issuing reasonably equivalent stock options to holders of Cysive stock options. Any restrictions on the exercise of any Cysive stock option will continue in full force and effect after the effective time of the merger.

     From and after the effective time of the merger, each Cysive stock option may be exercised solely for shares of Snowbird common stock, and the number of shares of Snowbird common stock subject to such stock option shall be calculated according to the following formula (rounded down to the nearest whole share):

•	the number of shares of Cysive Common Stock subject to such Cysive stock option immediately prior to the effective time of the merger, multiplied by

•	the exchange ratio, which is a fraction, the numerator of which will be $3.23, and the denominator of which will be the fair market value of a share of Snowbird common stock as of the closing of the merger.

The per share exercise price of each Cysive stock option will be adjusted by dividing the per share exercise price of such Cysive stock option prior to the closing of the merger by the exchange ratio (rounded up to the nearest whole cent).

Interim Operations

     During the period beginning on date of the Merger Agreement until the effective time of the merger, Cysive has agreed that it will preserve its business, conduct its business consistent with prior practice and preserve the goodwill of customers, suppliers and others having business relations with Cysive. If at any time during this period Mr. Carbonell is no longer employed by Cysive as an executive officer, then Cysive has agreed not to, among other things:

•	conduct its business in a materially different manner than the manner in which it conducted business prior to the date of the Merger Agreement;

•	amend its charter documents;

•	split, combine or reclassify any of its capital stock, or declare, set aside or pay any dividends with respect to any of its capital stock;

•	form any subsidiary or acquire any material equity interest in any other entity;

•	issue, sell or grant any additional shares of, or securities convertible or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of its capital stock, other than Cysive Common Stock issuable pursuant to stock options or warrants outstanding as of the date of the Merger Agreement;

•	transfer, lease or license to any third party, or encumber, any material assets other than (i) in the ordinary course of business or (ii) as security for any borrowings permitted by the Merger Agreement;

•	repurchase, redeem or otherwise acquire any of its shares of capital stock except for acquisitions in connection with agreements that allow Cysive to purchase such stock upon termination of services to Cysive or in exercise of Cysive’s right of first refusal to repurchase such shares;

•	incur any indebtedness for borrowed money or guarantee any such indebtedness, except in limited

CUSIP No. 23281T108	13D	Page 10 of 15 Pages

circumstances;

•	adopt or materially amend any employee benefit agreements or plans, for the benefit of any director, officer or employee of Cysive;

•	pay any benefit not required by any existing employee agreement or plan;

•	increase the compensation or fringe benefits of any director, officer or employee, except for normal increases in the ordinary course of business that are consistent with past practices or that, in the aggregate, do not result in a material increase in benefits or compensation expense;

•	amend materially or terminate prematurely any material contracts or waive, release or assign any material rights or claims under any material contracts, except in the ordinary course of business or where the failure to amend or terminate a material contract would, in the reasonable judgment of Cysive’s board of directors, have an adverse impact on Cysive;

•	change any of its methods of accounting or accounting practices in any material respect;

•	make any material tax election, except for elections made in the ordinary course of business or consistent with Cysive’s past practices;

•	make capital expenditures exceeding $100,000 in the aggregate; or

•	enter into an agreement to take any of the foregoing actions.

     Cysive will be permitted to take the foregoing actions if Snowbird consents in writing, the Merger Agreement contemplates or permits such action or such action is required to facilitate compliance with any applicable laws or other legal requirements.

     In addition, if Mr. Carbonell is no longer employed by Cysive as an executive officer, Cysive must use its commercially reasonable best efforts to ensure it has at least $70,000,000 of cash and/or cash equivalents (determined in accordance with generally accepted accounting principles as consistently applied) as of the effective date of the merger, net of certain accrued but unpaid expenses.

Indemnification

     The Merger Agreement provides that all rights to indemnification by Cysive existing in favor of directors and executive officers of Cysive as of the date of the Merger Agreement for their acts and omissions occurring prior to the merger, as provided in Cysive’s bylaws and the indemnification agreements between Cysive and such indemnified persons, will survive the merger. Cysive has agreed to observe such agreements to the fullest extent permitted by law for a period of six years from the effective time of the merger.

     The Merger Agreement also provides that Cysive will procure and maintain, for the benefit of its directors and officers with respect to their acts and omissions occurring prior to the effective time of the merger, directors’ and officers’ liability insurance (i) providing coverage for a period not less than six years from and after the effective time of the merger, (ii) having a coverage limit of not less than $10 million and (iii) having other terms and conditions substantially similar to the directors’ and officers’ liability insurance policy currently maintained by Cysive as of the date of the Merger Agreement.

Notification of Acquisition Proposals

     Cysive may provide non-public information to any third party concerning an acquisition proposal and engage in negotiations with any such party so long as Snowbird is notified of the identity of such person, that person executes a non-disclosure agreement with Cysive and the same information is given (if not already provided) to Snowbird. If a third party makes an offer, the board of directors and the special committee may consider it, approve

CUSIP No. 23281T108	13D	Page 11 of 15 Pages

it and recommend it to the Cysive stockholders. However, if the Merger Agreement is terminated because Cysive has accepted a Superior Offer (as defined in the Merger Agreement), Cysive must reimburse Snowbird for all out-of-pocket fees and expenses incurred by Snowbird in connection with the merger and the related transactions, up to a maximum of $600,000.

Termination

     The Merger Agreement may be terminated and the merger may be abandoned at any time prior to the effective time of the merger, whether before or after Cysive stockholders have adopted the Merger Agreement:

•	by mutual written consent of Merger Sub and Cysive;

•	by either Snowbird or Cysive if the merger is not consummated by November 30, 2003, unless (i) the delay is attributable to a failure to perform any covenant in the Merger Agreement by the party seeking to terminate the Merger Agreement or (ii) the failure to consummate the merger by such date is attributable to a failure on the part of Mr. Carbonell or Snowbird to comply with the Voting Agreement (defined below) and Snowbird is the party seeking to terminate the Merger Agreement;

•	by either Snowbird or Cysive if (i) a court of competent jurisdiction or other governmental entity issues a final and non-appealable order, decree or ruling, or has taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the merger, or (ii) if Cysive stockholders do not adopt the Merger Agreement at the special meeting, unless the failure to obtain the requisite stockholder vote is attributable to a failure on the part of Mr. Carbonell or Snowbird to comply with the Voting Agreement and Snowbird is the party seeking to terminate the Merger Agreement;

•	by Snowbird if any of the following shall have occurred at any time prior to the adoption of the Merger Agreement by Cysive stockholders: (i) the board of directors fails to recommend that Cysive stockholders vote to adopt the Merger Agreement or withdraws or modifies its recommendation in favor of adoption; (ii) the board of directors, upon recommendation of the special committee, approves or recommends any offer or proposal regarding a merger, consolidation or similar transaction with an entity other than Snowbird; (iii) Cysive enters into any letter of intent or similar document or any contract relating to any offer or proposal regarding a merger, consolidation or similar transaction with an entity other than Snowbird; or (iv) Cysive or any representative of Cysive materially breaches any of the provisions discussed under “Notification of Acquisition Proposals;”

•	by Snowbird if any of Cysive’s representations or warranties contained in the Merger Agreement are inaccurate as of the closing date of the Merger Agreement or Cysive breaches any covenants contained in the Merger Agreement prior to the closing such that the conditions to closing set forth under “Conditions to the Merger” are not satisfied, unless such inaccuracy or breach is curable by Cysive and Cysive is continuing to exercise all reasonable efforts to cure such inaccuracy or breach;

•	by Cysive if (i) any of Snowbird’s representations or warranties contained in the Merger Agreement are inaccurate as of the closing date of the Merger Agreement or Snowbird breaches any covenants contained in the Merger Agreement prior to the closing such that the conditions to closing set forth under “Conditions to the Merger” are not satisfied, unless such inaccuracy or breach is curable by Snowbird and Snowbird is continuing to exercise all reasonable efforts to cure such inaccuracy or breach, or (ii) any party to the Voting Agreement, other than Cysive, fails to perform any covenant required to be performed by such party prior to the effective time; or

•	by Cysive in order to accept a bona fide acquisition proposal made by a third party on terms that the board of directors determines, in its reasonable judgment, upon the recommendation of the special committee, to be more favorable to Cysive stockholders than the terms of the offer made

CUSIP No. 23281T108	13D	Page 12 of 15 Pages

by Snowbird, provided that the following conditions are met: (i) neither Cysive nor any of Cysive’s representatives has breached any of the provisions discussed under “Notification of Acquisition Proposals;” (ii) the board of directors, upon recommendation of the special committee, has authorized Cysive to enter into a binding written definitive acquisition agreement providing for the consummation of a transaction contemplated by such proposal; (iii) Cysive has delivered to Snowbird a written notice confirming that the binding written definitive acquisition agreement relating to such proposal has been duly executed and delivered to Cysive by the other party thereto (but not closed), and that the board of directors has authorized the execution and delivery of such agreement on Cysive’s behalf; and (iv) Snowbird has not made an offer to Cysive that is at least as favorable to Cysive stockholders, from a financial point of view, as the transaction contemplated by such agreement.

     Cysive may terminate the Merger Agreement according to the foregoing through the action of the board of directors, but only upon the upon recommendation of the special committee.

Fees and Expenses

     All fees and expenses relating to the merger will be paid by the party incurring them. However, Snowbird and Cysive will share equally all fees and expenses (other than attorneys’ fees) incurred in connection with the filing, printing and mailing of a proxy statement relating to the special meeting of Cysive stockholders to consider and vote upon the Merger Agreement and the transactions contemplated thereby and the Schedule 13E-3 to be filed with the SEC, including any amendments or supplements to either document, and the filing by Snowbird or Cysive of any notice or other document under any applicable antitrust law or regulation.

     Cysive must also reimburse Snowbird for all out of pocket fees and expenses incurred in connection with the merger and the related transactions, up to a maximum of $600,000, if (i) Cysive validly terminates the Merger Agreement to accept a Superior Offer (as defined in the Merger Agreement), (ii) Snowbird validly terminates the Merger Agreement upon the occurrence of a Triggering Event (as defined in the Merger Agreement), (iii) Snowbird validly terminates the Merger Agreement because any of Cysive’s representations or warranties contained in the Merger Agreement are inaccurate as of the closing date of the Merger Agreement or Cysive breaches any covenants contained in the Merger Agreement prior to the closing, (iv) Cysive or Snowbird validly terminates the Merger Agreement because Cysive stockholders do not adopt the Merger Agreement at the special meeting, unless the failure to obtain the requisite stockholder vote is attributable to a failure on the part of Mr. Carbonell or Snowbird to comply with the Voting Agreement and he or it is the party seeking to terminate the Merger Agreement, or (v) Cysive or Snowbird validly terminates the Merger Agreement because the merger shall not have been consummated by November 30, 2003.

The Voting Agreement

     In connection with the merger, Cysive, Snowbird and Mr. Carbonell have entered into a voting agreement (the “Voting Agreement”), a copy of which is filed as an exhibit to this Schedule 13D. Unless the board of directors withdraws or modifies its recommendation that the merger be consummated or the Merger Agreement is terminated in accordance with its terms, Snowbird and Mr. Carbonell have agreed to vote all of their shares of Cysive Common Stock in favor of the merger, the adoption of the Merger Agreement and the other transactions contemplated by the Merger Agreement. In addition, Snowbird and Mr. Carbonell have agreed to vote all of their shares of Cysive Common Stock against (i) any action or agreement that would result in a material breach of any covenant, representation, warranty or other obligation of Cysive under the Voting Agreement or the Merger Agreement, (ii) against any extraordinary corporate transaction, such as a merger, rights offering, reorganization, recapitalization or liquidation involving Cysive (other than the merger contemplated by the Merger Agreement), (iii) a sale or transfer of a material amount of assets or capital stock of Cysive and (iv) any action that is intended, or could reasonably be expected, to materially impede, interfere with, delay, postpone or adversely affect, the merger and the other transactions contemplated by the Merger Agreement.

     Cysive, Snowbird and Mr. Carbonell have represented and warranted as to each party’s power and authorization to enter into the Voting Agreement and the lack of any conflicts, whether with any law, regulation, contract, agreement or otherwise, in such party’s execution of the Voting Agreement. In addition, Snowbird and Mr.

CUSIP No. 23281T108	13D	Page 13 of 15 Pages

Carbonell have represented and warranted as to the number of shares of Cysive Common Stock and Cysive stock options each possesses.

     Snowbird and Mr. Carbonell also agreed not to (i) sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, their shares of Cysive Common Stock, other than pursuant to the Voting Agreement, unless each proposed transferee to which any Cysive Common Stock is or may be transferred executes a counterpart of the Voting Agreement and agreed to hold such stock subject to all of the terms and provisions of the Voting Agreement, (ii) grant any proxies or powers of attorney or enter into another Voting Agreement or other arrangement with respect to their shares of Cysive Common Stock or (iii) enter into, or deposit their shares of Cysive Common Stock into, a voting trust.

     The Voting Agreement terminates on the earlier of (i) the termination of the Merger Agreement, (ii) the written agreement of Cysive, Snowbird and Mr. Carbonell, (iii) the effective time of the merger or (iv) the commencement by a third party of a tender offer for at least 50% of the outstanding capital stock of Cysive, the commencement by a third party of a proxy solicitation with respect to the election of any directors of Cysive or any proposal to liquidate and dissolve Cysive, if Cysive has not sent to its security holders, within 10 business days after the commencement of such transaction or proxy contest, a statement disclosing that Cysive recommends rejection of such transaction or proxy solicitation.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A: Joint Filing Statement (attached hereto).

Exhibit B: Agreement and Plan of Merger (incorporated by reference to Exhibit 2.1 to Cysive’s Form 8-K filed with the SEC on
June 3, 2003).

Exhibit C: Amendment to Agreement and Plan of Merger (incorporated by reference to Exhibit 2.1 to Cysive’s Form 8-K filed with the SEC on September 15, 2003).

Exhibit D: Voting Agreement (incorporated by reference to Exhibit 99.1 to Cysive’s Form 8-K filed with the SEC on June 3, 2003).

Exhibit E: Schedule I to Voting Agreement (incorporated by reference to Exhibit 99.1 to Cysive’s Form 8-K/A filed with the SEC on June 4, 2003).

CUSIP No. 23281T108	13D	Page 14 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this amended statement is true, complete and correct.

Date:	September 24, 2003

/s/ Nelson A. Carbonell, Jr. Nelson A. Carbonell, Jr.

Snowbird Holdings, Inc.

By: /s/ Nelson A. Carbonell, Jr.

Nelson A. Carbonell, Jr.
Its: Chairman and Chief Executive Officer

CUSIP No. 23281T108	13D	Page 15 of 15 Pages

EXHIBIT A

Joint Filing Statement

     We, the undersigned, hereby express our agreement that the attached Schedule 13D is filed on behalf of each of us.

Date:	September 24, 2003

/s/ Nelson A. Carbonell, Jr. Nelson A. Carbonell, Jr.

Snowbird Holdings, Inc.

By: /s/ Nelson A. Carbonell, Jr.

Nelson A. Carbonell, Jr.
Its: Chairman and Chief Executive Officer